

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

December 15, 2016

Bryan M. Hackworth
Chief Financial Officer
Universal Electronics Inc.
201 E. Sandpointe Avenue, 8th Floor
Santa Ana, California 92707

> **Re: Universal Electronics Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed March 11, 2016**
> **Form 8-K filed on November 3, 2016**
> **File No. 000-21044**

Dear Hackworth:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2015

General

1.   On page 5, you identify Sony, Samsung and LG as your customers. We are aware of publicly available information indicating that these companies operate in Sudan and/or Syria. Sudan and Syria are designated as state sponsors of terrorism by the State Department and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current and anticipated contacts with Sudan and Syria, if any, whether through customers or other direct or indirect

arrangements. You should describe any products, technology or services you have provided to Sudan or Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of those countries or entities they control.

2.   Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether the contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Sudan and Syria for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Form 8-K filed on November 3, 2016

Exhibit 99.1

3.   The presentation of Non-GAAP financial measures described as Adjusted Pro Forma net sales, Adjusted Pro forma cost of sales, Adjusted Pro Forma gross profit, Adjusted Pro Forma gross margin, Adjusted Pro Forma operating expenses, Adjusted Pro Forma operating income, Adjusted Pro Forma operating income as a percentage of net sales, Adjusted Pro Forma net income attributable to Universal Electronics Inc and Adjusted Pro Forma diluted earnings per share attributable to Universal Electronics Inc., as well as your use of ``pro forma´´ to describe the non-GAAP reconciliation and other information provided, imply that these amounts are determined and presented pursuant to Article 11 of Regulation S-X. Given that it does not appear that these amounts are determined and presented pursuant to Article 11 of Regulation S-X, please retitle these non-GAAP financial measures and presentations or further advise.

4.   Please provide a quantitative reconciliation to the most directly comparable GAAP measure for your non-GAAP measure "Adjusted pro forma gross margin."

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Inessa Kessman, Senior Staff Accountant, at 202-551-3371 or Ivette Leon, Assistant Chief Accountant, at 202-551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications